Freedom Holdings, Inc.

6461 N 100 E

Ossian, Indiana 46777

October 18, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Jessica Livingston

RE:	Freedom Holdings, Inc. Amendment No. 3 to Form 10 Filed October 7, 2021 File No. 000-52952

Dear Ms. Livingston,

We have reviewed your letter dated October 14, 2021. Set forth below are your comments on our Form 10-12G followed by our responses. We have incorporated the responses in our Amendment No. 4 filed on EDGAR, which is redlined for the convenience of the staff.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 4. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 4.

Note 5 - Note Payable, page F-9

1. We note your response and revisions to your filing as a result of comment 1. Please also revise your audited financial statement footnote on page F-20 to provide similar disclosure.

RESPONSE: The filing has been revised on page F-20 to provide similar disclosure to clearly disclose that “In the event that the Company is unable, the CEO has agreed to voluntarily make the payments on a non-contractual basis and to date payments have been made from the income of the Company and not by the CEO”

Statement of Operations, page F-15

2. We note your response to comment three. Please address the following:

• Preferred stock issuances and corresponding stock-based compensation recorded in fiscal years 2019 and 2020 appears to relate to services provided by Mr. Hunt and Mr. Kistler in fiscal years 2015 through 2018. Please tell us how you considered ASC 718-10-25-2 through 25-2B in support of recognition of the entire compensation expense in fiscal years 2019 and 2020 rather than in prior periods, i.e. fiscal years ended September 30, 2015 through September 30, 2018, as noted in the second bullet of your response;

• We remain unclear as to how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler as share-based payment transactions are not within the scope of ASC 820-10-15-2(a). Please refer to ASC 718-10-30 and explain in detail how you determined fair value for each of your Series D preferred stock issuances; and

• Revise your financial statement footnotes (both interim and audited) to disclose the significant terms of your Series A, B, C, and D preferred stock, as provided in Exhibit 3.3. Please refer to ASC 505-10-50.

RESPONSE: The filing has been amended as requested and the bullet points are address as follows:

• Preferred stock issuances and corresponding stock-based compensation recorded in fiscal years 2019 and 2020 appears to relate to services provided by Mr. Hunt and Mr. Kistler in fiscal years 2015 through 2018. Please tell us how you considered ASC 718-10-25-2 through 25-2B in support of recognition of the entire compensation expense in fiscal years 2019 and 2020 rather than in prior periods, i.e. fiscal years ended September 30, 2015 through September 30, 2018, as noted in the second bullet of your response;

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RESPONSE: We believe there is confusion regarding the original comment as follows:

• Explain in what periods services were provided as your response states that between 2015 and 2018 there was no stock compensation paid, however there were services being performed related to your previous shingle recycling efforts

Regarding the above comment, I believe there is a misunderstanding of the response for the periods between 2015 and 2018. To be clear there was no cash or stock compensation during this period. The stock compensation provided in 2019 and 2020 was in no way considered earned during the earlier periods but was awarded for the services provided in 2019 and 2020 and had no bearing on a reward for the services provided during 2015-2018. The comment reflecting the services performed during the period between 2015 and 2018 was only meant to show the loyalty to the company’s benefit and justification for the stock compensation commencing in 2019 going forward as we maintain the company’s public status and review potential candidates for a merger/acquisition.

• We remain unclear as to how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler as share-based payment transactions are not within the scope of ASC 820-10-15-2(a). Please refer to ASC 718-10-30 and explain in detail how you determined fair value for each of your Series D preferred stock issuances; and

RESPONSE: In review of the conversion terms, we realized that there were not sufficient common shares authorized to permit full conversion so accordingly we will amend the Articles of Incorporation so that each of the B, C, and D preferred share conversion clause reads as follows:

4. CONVERSION

(a) Each share of (Series B, C, D) Preferred Stock shall be convertible, at any time, and/or from time to time, into the number of shares of the Corporation’s Common Stock, par value $2.00 per share, equal to the price of the Series B Preferred Stock, divided by the par value of the Common Stock, subject to adjustment as may be determined by the Board of Directors from time to time (the “Conversion Rate”). For example, assuming a $10.00 price per share of Series B Preferred Stock, and a par value of $2.00 per share for Common Stock, each share of Series B Preferred Stock would be convertible into 5 shares of Common Stock. Such conversion shall be deemed to be effective on the business day (the “Conversion Date”) following the receipt by the Corporation of written notice from the holder of the Series B Preferred Stock of the holder’s intention to convert the shares of Series B Stock, together with the holder’s stock certificate or certificates evidencing the Series B Preferred Stock to be converted.

(b) Promptly after the Conversion Date, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder pursuant to the holder’s conversion of Series B Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the Common Stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act, and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock shall be issued in the same name as the person who is the holder of the Series B Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of Common Stock are so registered shall be treated as a holder of shares of Common Stock of the Corporation on the date the Common Stock certificate(s) are so issued.

All shares of Common Stock delivered upon conversion of the Series B Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted Series B Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c) The Corporation covenants that, within 30 days of receipt of a conversion notice from any holder of shares of Series B Preferred Stock wherein which such conversion would create more shares of Common Stock than are authorized, the Corporation will increase the authorized number of shares of Common Stock sufficient to satisfy such holder of shares of Series B submitting such conversion notice.

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The amount of the compensation is equal to $10,000 per month of services rendered or $120,000 per year. Keeping in mind that there is no assurance that any intrinsic or cash value will ever develop for the preferred shares converting into common. The fact of the matter is that during the award period of fiscal years 2019 and 2020 the common stock most of the time did not trade and was “no bid”. At these times there was no market value to the common shares rendering the preferred shares valueless as well to the owners of the preferred shares. All of these factors were taken into consideration when determining the amount of the compensation for Messer’s Hunt and Kistler.

Presently in order to bring future value to the common and preferred shares we are in substantive discussions with a potential merger/acquisition candidate that if it closes will qualify FHLD for a NASDAQ or other exchange listing. We are still in negotiations and there are no assurances that this specific transaction will actually close, however that being said I have several investment banking contacts submitting potential opportunities for my consideration of which both Mr. Hunt and I will have the responsibility for review and consideration of the due diligence once submitted. So regardless of this specific candidate or if another choice is made there will be a major transaction or one of similar quality made.

• Revise your financial statement footnotes (both interim and audited) to disclose the significant terms of your Series A, B, C, and D preferred stock, as provided in Exhibit 3.3. Please refer to ASC 505-10-50.

RESPONSE: The financial statement footnotes (both interim and audited) have been amended.

Should the staff have any additional comments or questions please call Brian Kistler, 260-450-3570 or email bkistler1956@gmail.com . Once the responses are accepted we will file a final amendment to the Form 10 with the final revisions as needed.

Sincerely yours,

/s/ Brian Kistler

Brian Kistler, CEO

Freedom Holdings, Inc.

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